POWER MEDICAL INTERVENTIONS, INC.

2021 Cabot Boulevard

Langhorne, Pennsylvania 19047

October 23, 2007

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C.  20549

Attention:  Eduardo Aleman, Esq.

Re:                               Power Medical Interventions, Inc.; Registration Statement on Form S-1, Registration No. 333-142926

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Power Medical Interventions, Inc., a Delaware corporation  (the “Company”), hereby confirms its oral request of October 23, 2007 that the effective date of the Company’s Registration Statement on Form S-1 (Registration No. 333-142926), as amended, be accelerated so that the Registration Statement will become effective at 3:00 p.m. on October 25, 2007, or as soon as practicable thereafter.

The Company hereby acknowledges that:

(a)                                  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any other action with respect to the filing;

(b)                                 the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)                                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

POWER MEDICAL INTERVENTIONS, INC.

By:	/s/ Patricia A. Steffan
Patricia A. Steffan, Vice President of Finance